UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Arabella Exploration, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share Ordinary Share Purchase Warrants
(Title of Class of Securities)

G04449107 and G04449115
(CUSIP Number)

September 2, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 585,364
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 585,364
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,364
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 115,070
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 115,070
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,070
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 700,434
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 700,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 700,434
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 700,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 700,434
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 700,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 700,434
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 700,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Bradley S. Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 700,434
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 700,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G04449107 and G04449115

1	NAME OF REPORTING PERSON Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 700,434
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 700,434
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,434
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G04449107 and G04449115

Item 1(a).	Name of Issuer:

Arabella Exploration, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

500 W. Texas Avenue
Suite 1450
Midland, Texas 79701

Item 2(a).	Name of Person Filing:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);

(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);

(iii)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners LLC”), which serves as the general partner of each of Legion Partners I and Legion Partners II;

(iv)
Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;

(v)
Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC;

(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;

(vii)	Bradley S. Vizi, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and

(viii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

Item 2(c).	Citizenship:

Each of Legion Partners I, Legion Partners II, Legion Partners LLC, Legion Partners Asset Management and Legion Partners Holdings is organized under the laws of the State of Delaware.  Each of Messrs. Kiper, Vizi and White is a citizen of the United States of America.

CUSIP NO. G04449107 and G04449115

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.001 per share (the “Shares”)

Ordinary Share Purchase Warrants (the “Warrants”)

Item 2(e).	CUSIP Number:

G04449107 (the Shares) and G04449115 (the Warrants)

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/  /           Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of November 11, 2014.

Legion Partners I

(a)	Amount beneficially owned:

585,364 Shares issuable upon exercise of 585,364 Warrants. Each Warrant is exercisable for one Share at an exercise price of $5.00 per Share and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP NO. G04449107 and G04449115

(b)	Percent of class:

Approximately 10.4% of the outstanding Shares (based upon 5,020,303 Shares outstanding, which is the total number of Shares outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

Approximately 4.9% of the outstanding Warrants (based upon 12,006,500 Warrants outstanding, which is the total number of Warrants outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

585,364 Warrants that are exercisable for 585,364 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

585,364 Warrants that are exercisable for 585,364 Shares

Legion Partners II

(a)	Amount beneficially owned:

115,070 Shares issuable upon exercise of 115,070 Warrants. Each Warrant is exercisable for one Share at an exercise price of $5.00 per Share and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

(b)	Percent of class:

Approximately 2.2% of the outstanding Shares (based upon 5,020,303 Shares outstanding, which is the total number of Shares outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

Approximately 1.0% of the outstanding Warrants (based upon 12,006,500 Warrants outstanding, which is the total number of Warrants outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

CUSIP NO. G04449107 and G04449115

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

115,070 Warrants that are exercisable for 115,070 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

115,070 Warrants that are exercisable for 115,070 Shares

Legion Partners LLC

(a)	Amount beneficially owned:

Legion Partners LLC, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 585,364 Shares issuable upon exercise of 585,364 Warrants owned by Legion Partners I and (ii) 115,070 Shares issuable upon exercise of 115,070 Warrants owned by Legion Partners II.

(b)	Percent of class:

Approximately 12.2% of the outstanding Shares (based upon 5,020,303 Shares outstanding, which is the total number of Shares outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

Approximately 5.8% of the outstanding Warrants (based upon 12,006,500 Warrants outstanding, which is the total number of Warrants outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

700,434 Warrants that are exercisable for 700,434 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

CUSIP NO. G04449107 and G04449115

(iv)	Shared power to dispose or to direct the disposition of

700,434 Warrants that are exercisable for 700,434 Shares

Legion Partners Asset Management

(a)	Amount beneficially owned:

Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 585,364 Shares issuable upon exercise of 585,364 Warrants owned by Legion Partners I and (ii) 115,070 Shares issuable upon exercise of 115,070 Warrants owned by Legion Partners II.

(b)	Percent of class:

Approximately 12.2% of the outstanding Shares (based upon 5,020,303 Shares outstanding, which is the total number of Shares outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

Approximately 5.8% of the outstanding Warrants (based upon 12,006,500 Warrants outstanding, which is the total number of Warrants outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

700,434 Warrants that are exercisable for 700,434 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

700,434 Warrants that are exercisable for 700,434 Shares

Legion Partners Holdings

(a)	Amount beneficially owned:

Legion Partners Holdings, as the sole member of Legion Partners Asset Management and managing member of Legion Partners LLC, may be deemed the beneficial owner of the (i) 585,364 Shares issuable upon exercise of 585,364 Warrants owned by Legion Partners I and (ii) 115,070 Shares issuable upon exercise of 115,070 Warrants owned by Legion Partners II.

CUSIP NO. G04449107 and G04449115

(b)	Percent of class:

Approximately 12.2% of the outstanding Shares (based upon 5,020,303 Shares outstanding, which is the total number of Shares outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

Approximately 5.8% of the outstanding Warrants (based upon 12,006,500 Warrants outstanding, which is the total number of Warrants outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

700,434 Warrants that are exercisable for 700,434 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

700,434 Warrants that are exercisable for 700,434 Shares

Messrs. Kiper, Vizi and White

(a)	Amount beneficially owned:

Each of Messrs. Kiper, Vizi and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 585,364 Shares issuable upon exercise of 585,364 Warrants owned by Legion Partners I and (ii) 115,070 Shares issuable upon exercise of 115,070 Warrants owned by Legion Partners II.

(b)	Percent of class:

Approximately 12.2% of the outstanding Shares (based upon 5,020,303 Shares outstanding, which is the total number of Shares outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

Approximately 5.8% of the outstanding Warrants (based upon 12,006,500 Warrants outstanding, which is the total number of Warrants outstanding as of September 19, 2014 as reported in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 25, 2014).

CUSIP NO. G04449107 and G04449115

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

700,434 Warrants that are exercisable for 700,434 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

700,434 Warrants that are exercisable for 700,434 Shares

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Warrants reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Warrants reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G04449107 and G04449115

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2014

Legion Partners, L.P. I

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

CUSIP NO. G04449107 and G04449115

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Bradley S. Vizi
Bradley S. Vizi

/s/ Raymond White
Raymond White